(logo) Fidelity Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

October 6, 2009

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Sandoe

RE:	Fidelity Rutland Square Trust II (the trust):
Fidelity Strategic Advisers Core Fund (the fund)
File Nos. (333-139427) and (811-21991)
Post-Effective Amendment No. 3

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, Regulation S-T and Rule 485(a) under the Securities Act of 1933, as amended, transmitted herewith on behalf of the trust is Post-Effective Amendment No. 3 to the trust's current effective Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust.

This filing contains the Prospectus and Statement of Additional Information for Fidelity Strategic Advisers Core Fund. This filing serves to register Fidelity Strategic Advisers Core Fund as a new series of the trust.

Pursuant to Rule 485(a), the trust elects an effective date of December 20, 2009. We request your comments by November 5, 2009.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

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/s/ Ava Steenstrup
Ava Steenstrup
Legal Product Group